Filed by FoxHollow Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: FoxHollow Technologies, Inc.

File No. of Related Registration Statement: 333-145554

From: Duke Rohlen

Sent: Friday, September 07, 2007 5:21 PM

To: FoxHollow

Subject: FoxHollow Company Updated 9/7/07

Dear FoxNation,

I hope everyone had an enjoyable Labor Day holiday with friends and family. It’s hard to believe that the summer is coming to a close and school has started again for many of our kids.

This week, many of you have been focused on New Cardiovascular Horizons happening in New Orleans, with physician dinners and continued evidence of SilverHawk’s benefit for patient outcomes. We are having some great successes there with our customers as we continue to strengthen our brand in the industry.

Given the holiday, this has been a short week for the integration planning efforts. However, we have made steady progress across a number of fronts, a couple of which I wanted to highlight.

As you may know, we had an exciting development this week, as we learned that our likely close date for the ev3/FoxHollow merger will be October 5th, barring any unplanned events. This was announced publicly on Wednesday and I have attached a copy of this press release for your reference, although I believe you should have all received a copy from Mike Ennen earlier this week. It is such an inspiration to see all of this coming to fruition, and you have all been critical to this accomplishment.

Last week we announced the mission statement for our combined companies. I hope that each of you has had the chance to consider the meaning behind this mission – as it is a key driver in our combined success. This week, the management team also ratified our company values which we hope you will all embrace with the same enthusiasm:

People – are at the heart of everything we do. From employees to our customers to the patients they serve, we strive to positively impact each of the lives we touch.

Passion – is the fuel that drives and motivates us. We believe enthusiasm is both contagious and inspiring.

Ideas – are the cornerstone of innovation and fundamental to our success. We embrace creativity and are in constant pursuit of finding a better way.

Quality – is everyone’s responsibility. We strive to be best in class with our people and our products.

Integrity – we do what we say and say what we do, holding ourselves and those with whom we interact to the highest ethical standards.

The planning team is pushing very hard to ensure that the integration goes as smoothly as possible. We know that every bit of information is helpful and we plan to expand on these details as we get closer to the merger.

Again, our success depends on your continued dedication and focus on achieving our Q3 goals. Keeping pace through September and October will set us all up for success. As always, please reach out if you have pressing concerns or questions.

Thanks,

Duke

Duke Rohlen

FoxHollow Technologies (NASDAQ: FOXH)

740 Bay Road

Redwood City, CA 94063-2469

(p) 650-421-8655

(f) 650-421-8781

drohlen@foxhollowtech.com

Forward-Looking Statements

This communication contains “forward-looking statements” about ev3 and FoxHollow within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, our ability to meet Q3 objectives, our belief that we can become a clear leader in endovascular devices and lead the industry in innovative, best-in-class products for the treatment and eradication of endovascular disease, statements about the benefits of the business combination transaction involving ev3 and FoxHollow, the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning and any other statements that are not historical facts. Such forward-looking statements are based upon the current beliefs and expectations of ev3’s and FoxHollow’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow. Actual results may differ materially from the results anticipated in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of FoxHollow stockholders to approve the transaction; the competitive environment; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of ev3 and FoxHollow may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including physicians, providers and distributors. Additional factors that could cause ev3’s and FoxHollow’s results to differ materially from those described in the forward-looking statements can be found in ev3’s and FoxHollow’s Annual Reports on Form 10-K for the year ended December 31, 2006, and ev3’s Quarterly Report on Form 10-Q for the quarter ended July 1, 2007 and FoxHollow’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and in the information/proxy statement-prospectus which forms a part of ev3’s registration on Form S-4, which are filed with the Securities and Exchange Commission and available at the SEC’s web site at www.sec.gov. The information set forth herein speaks only as of the date hereof, and ev3 and FoxHollow disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Important Additional Information for Investors and Stockholders

This communication is being made in respect of the proposed business combination involving ev3 and FoxHollow. In connection with the proposed transaction, on August 17, 2007, ev3 filed a Registration Statement on Form S-4 (SEC File No. 333-145554) with the SEC that contains an information/proxy statement-prospectus. INVESTORS AND SECURITY HOLDERS OF EV3 AND FOXHOLLOW ARE URGED TO READ THE INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EV3, FOXHOLLOW AND THE PROPOSED TRANSACTION.

Investors and security holders are be able to obtain free copies of the registration statement and the information/proxy statement-prospectus and other documents filed with the SEC by ev3 and FoxHollow at the SEC’s web site at www.sec.gov. Free copies of the registration statement and the information/proxy statement-prospectus and other documents filed with the SEC can also be obtained by directing a request to ev3, Attention: Investor Relations Dept., telephone: (763) 398-7000; or at ir@ev3.net or to FoxHollow, Attention: Investor Relations Dept., telephone (650) 421-8449, or at investorrelations@foxhollowtech.com. In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3’s website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow’s website at www.foxhollowtech.com.

ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction. Information regarding ev3’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 16, 2007. Information regarding FoxHollow’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for FoxHollow’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007. If and to the extent that any of the ev3 or FoxHollow participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive information/proxy statement-prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3’s and FoxHollow’s directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus referred to above.